December 28, 2004

Mail Stop 0409



Michael E. Lawrence
Chief Executive Officer
Sea Pines Associates, Inc.
32 Greenwood Drive
Hilton Head, South Carolina  29928

Re:  Sea Pines Associates, Inc.
Schedule 13E-3/A filed December 9, 2004
File No. 05-56415

Preliminary Proxy Statement on Schedule 14A amended December 9,
2004
File No. 0-17517

Dear Mr. Lawrence:

      We have limited our review of your filings to the going-private aspects of your proposed transaction, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note your response to Comment 2, but are unable to determine where the filing persons have stated whether each believes the Rule
13e-3 transaction is substantively and procedurally fair to Sea Pines` unaffiliated security holders. Further, the fairness determination should address the fairness of the Rule 13e-3 transaction as a whole, not simply the terms and provisions of the merger agreement or the merger consideration. Please advise or revise.

Item 16.  Exhibits
2. We note your response to our comment no. 5. We also note your statement that you expect to receive a letter from Greenhill & Co. affirming its July 27, 2004 fairness opinion immediately before the proxy statement is sent to your shareholders. Further, we note that you will add a statement to that effect in the definitive proxy statement and add the letter as an annex to the proxy statement. Please note that we will review your added statements and may have further comments.

Schedule 14A

General

3. Please supplementally provide us with a draft form of your proxy card.

Summary Term Sheet, page 1

	Fairness of the Merger, page 3

4. You indicate on page 14 that PFK Consulting concluded that it is possible that a single buyer would pay a price in the range of $82,500,000 to $103,070,000 for Sea Pines as an ongoing business. Please revise here and throughout to explain how the proposed transaction is fair to unaffiliated shareholders given the fact that
Riverstone will pay $8.50 per share. In this regard, we note that as of the record date, 3,600,500 shares of your common stock were outstanding.
5. We note your response to Comment 35 and disclosure on page 3 indicating that the board believes the merger is fair to unaffiliated shareholders even though it did not solicit offers from potential acquirers other than Riverstone "especially given Riverstone`s ability to block an alternative sales transaction." This disclosure appears inconsistent with your response where you state that Riverstone`s ability to block other offers is "not determinative of whether this transaction is fair or unfair." Please advise or revise to address this apparent discrepancy.

Special Factors, page 13

6. In order to give depth to your disclosure, revise the third paragraph on page 13 to expand your discussion of the potential projects. For example, identify the "significant improvements" that need to be made to the Plantation Club site and the Sera Pines Beach
Club site.

7. We note your response to Comment 29 with regard to Riverstone.
Please expand the disclosure in the first paragraph on page 16 to clarify what changed Mr. Goodwin`s decision not to pursue a transaction at the end of January 2004.

8. We note the expand discussion of Greenhill`s assessment report on page 17. Please expand the fifth bullet to summarize the analyses underlying the value ranges.

Reasons for Recommendations of the Board of Directors, page 22

9. We note that many of Sea Pines` unaffiliated shareholders are Sea
Pines property owners.  Expand to quantify.

10. Refer to comment no. 34. We are unable to locate disclosure in this section that relates to current market prices. Please advise or revise.

11. The factor listed in the ninth bullet does not appear to support the fairness determination. Please revise to clarify.

12. Please revise your disclosure in this section to quantify the termination fee.

Opinion of Financial Advisor to Sea Pines, 25

13. You indicate on page 27 that Greenhill & Co. "performed other analyses and considered other factors that it deemed appropriate" to arrive at their opinion. Please revise to briefly describe the other analyses and factors used to arrive at their opinion.

Opinion of Financial Advisor to Sea Pines, page 25

      Analysis of Selected Comparable Publicly Traded Companies,
page
32

14. Refer to comment no. 48. Your current disclosure appears somewhat generic. Please revise your disclosure to expand your discussion of the reasons why Greenhill & Co. chose the comparable companies for its analysis. For example, identify the similar characteristics and growth prospects.

Merger Financing and Guarantee, page 47

15. You indicate that Riverstone will not assume any debt on completion of the merger. You also indicate in the second paragraph on page 13 that in 2003, Sea Pines` debt burden was $37.8 million. Please revise your disclosure to clearly indicate that Riverstone will not assume any debt on completion of the merger. Further, indicate whether this debt will survive the merger and who will be responsible for repayment.

Information about Sea Pines, page 64

      Legal Proceedings, page 69

16. We note your statement on page 69 that Sea Crest Development Company, Grave Apartments, Inc., North Shore Place Development Company, Inc. and Robert C. Graves filed a complaint against Sea Pines. Please revise your disclosure to discuss the impact, if any, this may have on the merger agreement.

Market for Common Stock and Related Shareholder Matters, page 81

17. Please provide us with a detailed analysis as to why do not need to register the trading system located on your website as a national securities exchange under Section 6 of the Securities Exchange Act of
1934.

18. Please provide us with a detailed analysis as to why you do not need to register as a broker-dealer under Section 15 of the Securities Exchange Act of 1934. We refer you to the disclosure of your trading system.

19. Please provide us with a detailed analysis as to why you do not need to register as an investment adviser under the Investment
Advisers Act of 1940. We refer you to the disclosure of your trading system.

20. Please provide us with a detailed analysis as to why the activities of Sea Pines in connection with your trading system do not require that the offers or sales made through that system be registered under the Securities Act of 1933.

Closing Information

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      Please contact Jeffrey A. Shady, Staff Attorney, at (202)
942-
1901 or the undersigned at (202) 942-1960 with any other questions.
You may also direct questions to Pamela Carmody, Office of Mergers and Acquisitions, at (202) 942-1918.

      Sincerely,



      Paul Fischer
      Attorney Adviser



Cc:	James C. Siokos, Esq.
	By facsimile, 803-933-1475
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Sea Pines Associates, Inc.
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